VIA EDGAR

August 20, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Candel Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed August 14, 2025

File No. 333-289595

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Candel Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 22, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Finn Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact William D. Collins of Goodwin Procter LLP at (617) 570-1447 or Finn Murphy at (212) 459-7257.

Sincerely,

CANDEL THERAPEUTICS, INC.

/s/ Paul Peter Tak
Paul Peter Tak, M.D., Ph.D., FMedSci
President and Chief Executive Officer

cc:	Charles Schoch, Candel Therapeutics, Inc.

William D. Collins, Esq., Goodwin Procter LLP

Finnbarr D. Murphy, Esq., Goodwin Procter LLP